Exhibit (a)(1)(xvii)

To: All Employees

Subject: Further Extensions of Tender Offer Deadline and Conditional Withdrawal Deadline

Deadline Extensions

As a result of the previous extension announcement being made so late in the day on Friday afternoon, CCC today announced that the expiration of the tender offer has been further extended to provide shareholders, option holders and plan participants additional time to participate in the offer. As a result, the deadlines for you to participate in the tender offer have been extended. The new deadlines are as follows:

•	Options: Instructions from optionees to conditionally tender their options must be received at the address or fax number provided on the YELLOW Notice of Instructions (Options) (and set out in the section below) before 5:00 PM, New York City time, on August 26, 2004.

•	ESPP: Instructions from participants in the ESPP must be received at the address provided on the PINK Tender Instruction Form for ESPP Shares before 5:00 PM, New York City time, on August 25, 2004.

•	401(k): Instructions from participants in the 401(k) plan must be received at the address provided on the BLUE Trustee Direction Form before 5:00 PM, New York City time, on August 25, 2004.

•	Shares: Instructions from holders of shares (whether held directly or through your broker) must be received pursuant to the instructions set forth in the BEIGE Letter of Transmittal (if held directly) or the WHITE Letter to Clients (which you received from your broker if your shares are held through a broker) in either case before 5:00 PM, New York City time, on August 30, 2004.

Important Notice to All Option Holders

In response to questions we have received from option holders, please be aware that:

•	if you hold options with an exercise price greater than the closing price per share of the Company’s common stock on the expiration date of the tender offer (which is currently Monday, August 30th) (your “Out-of-the-Money Options”); AND

•	you elect (or have elected) to conditionally tender any of your Out-of-the-Money Options; AND

•	any of your Out-of-the-Money Options are selected for purchase by the Company in the tender offer;

then you will be required to fund (in additional options or cash) the difference between the exercise price and the closing price per share of the Company’s common stock on the expiration date of the tender offer plus any applicable taxes thereon for each Out-of-the-Money Option purchased.

In order for you to not be economically disadvantaged as described above, if you conditionally tender your Out-of-the-Money Options into the tender offer, you must also provide conditional notice of withdrawal of your Out-of-the-Money Options to:

Smith Barney, Inc.

Gallagher Group

70 W. Madison, Suite 5100

Chicago, Illinois 60602

FAX: 312-739-2834

before 5:00 PM, New York City time, on August 26, 2004, unless the tender offer is further extended, in which case the deadline for receipt of your withdrawal will be 5:00 PM, New York City time, on the second business day prior to the expiration of the tender offer, as extended. In order to facilitate your conditional withdrawal of your Out-of the-Money Options, please complete the attached form and submit it to Smith Barney no later than 5:00 PM, New York City time, on August 26, 2004.

If you do not hold any options or have not conditionally tendered any of your Out-of-the-Money Options, you do not need to do anything at this time.

Further Information

If you have any questions regarding how to participate in the tender, please call Ross Wilken at 312-229-2082, Craig Levy at

312-229-2071 or myself.

Linda Ray

312-229-2165

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